Exhibit 99.1

SuperCom Reports Record 2014 Full-Year Results

Full-Year Revenues of $30 Million; EBITDA of $11 Million; Non-GAAP EPS of $0.81

$6.3 million net cash provided by operating activities in full-year 2014

Reaffirms 2015 Outlook for at least 40% Revenue Growth and Non-GAAP EPS of $1.20

Herzliya, Israel, March 26, 2015 – SuperCom (NASDAQ: SPCB), a global provider of secured Solutions for e-Government, Public Safety, HealthCare, and Finance sectors, announced today its results for the three and 12 month periods ended December 31, 2014.

Financial Highlights of Full-Year 2014 compared to full-year 2013

•	Revenue increased to $29.7 million compared to $8.8 million last year
•	GAAP operating income increased to $8.0 million compared to $1.5 million last year
•	Non-GAAP operating income increased to $10.7 million compared to $1.9 million last year
•	EBITDA increased $11 million (37.1% margin) compared to $2 million (22% margin) last year
•	Non-GAAP earnings per share of $0.81 compared to $0.21 last year
•	Record net cash provided by operating activities of $6.3 million

Financial Highlights of the Fourth Quarter of 2014 compared to the fourth quarter of 2013

•	Revenue increased by 183% to $8.2 million compared to $2.9 million last year
•	GAAP operating income increased to $0.7 million compared to a loss of $0.1 million last year
•	Non-GAAP operating income was $2.1 million compared to $0.2 million last year
•	EBITDA was $2.3 million (28.4% margin) compared to $0.2 million (8.8% margin) last year
•	Non-GAAP earnings per share of $0.17 compared to $0.03 last year
•	Record net cash provided by operating activities of $4.7 million

“2014 was truly a transformative year for SuperCom, highlighted by significant year-over-year growth, strong cash flows and an expanding base of recurring revenue,” commented Arie Trabelsi, SuperCom’s President and CEO. “We completed the integration of the SmartID division that we acquired in December 2013 into SuperCom and strengthened our position in the E-ID market. We enter 2015 with a strong backlog, enhanced visibility for the future, and growing confidence that we have the right solutions, at the right time, in the right markets. We are well positioned for the future.”

Full-Year 2014 Operational Highlights

•	New contracts totaling $60 million in size
•	Seamless integration of the SmartID division into SuperCom;
•	Introduction of the enhanced PureSecurity Electronic Monitoring Suite, giving SuperCom a strong position in the M2M and IOT (Internet of Things) space;
•	Introduction of the new secure mobile payments suite, SuperPay, including the SuperPOS, PureWallet, SuperTap, and SafeMoney solutions;
•	New implementation of Biometric e-Visa, e-Gate, e-Passport, and Resident Identification Systems to enhance national security while stimulating economic growth;

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“During the year, we received $60 million of new contracts including two significant contracts with new customers,” Mr. Trabelsi added. “We strengthened our pipeline of opportunities for fast growing vertical markets and in new countries around the globes. During the year we also made significant progress towards transitioning our legacy RFID components business into a solutions-focused provider of products aimed at very specific targeted market verticals. In addition, we introduced a full suite of secure mobile payment solutions that we will initially look to cross-sell to our existing customer base and that we believe will ultimately appeal to a much larger addressable market.”

2015 Outlook

The company reiterated its expectations of revenue growth for the full year ended December 31, 2015 to exceed 40% on a year-over-year basis and anticipated non-GAAP EPS in 2015 to exceed $1.20 per share.

Results Conference Call

The Company will host a conference call today, Thursday, March 26, 2015 at 11 a.m. ET. Company management will host the call and will be available to answer investors' questions after presenting the results of the third quarter.

To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1-800-289-0498	at 11 am Eastern Time
Israel:	1-80-924-6037	at 5 pm Israel Time
International:	1-913-312-0832

A replay of the call will be archived on the SuperCom investor relations website at http://www.supercom.com and a telephonic replay of the conference call will also be available by calling (877) 870-5176 within the U.S. and (858) 384-5517 from abroad. The telephonic playback will be available beginning at 2:00 p.m. Eastern time on Thursday, March 26, 2015, and continue through 11:59 p.m. Eastern time on Thursday April 2, 2015. The replay passcode is 3382720.

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers advanced secure mobile payments ranging from mobile wallet to mobile POS using a set of components and platforms to enable secure mobile payments and financial services. SuperCom is a global provider of a unique all-in-one field-proven RFID & mobile PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’ website is http://www.supercom.com

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Investor Relations Contacts: Brett Maas / Rob Fink Hayden IR (646) 536.7331 / (646) 415.8972 brett@haydenir.com / rob@haydenir.com	Company Contact: Ordan Trabelsi, President North America Tel: 1 212 675 4606 ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company's periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company's independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

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SUPERCOM LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	Year ended December 31,
	2014	2013
CURRENT ASSETS
Cash and cash equivalents	4,789	2,673
Restricted bank deposits	5,195	85
Trade receivable, net	11,628	3,096
Deferred tax short term	4,259	2,183
Other accounts receivable and prepaid expenses	1,190	3,365
Inventories, net	1,614	707

Total current assets	28,675	12,109

LONG-TERM ASSETS
Severance pay funds	325	294
Deferred tax long term	-	3,930
Customer Contracts	4,587	5,745	(*)
Software and other IP	4,949	5,303	(*)
Goodwill	3,722	3,722	(*)
Property & equipment, net	616	176

Total Assets	42,874	31,279

CURRENT LIABILITIES
Short-term bank credit	-	1
Trade payables	2,892	1,689
Employees and payroll accruals	944	419
Related parties	341	434
Accrued expenses and other liabilities	2,755	3,636
Advances from customers	2,864	-
Short-term liability for future earn-out	2,870	1,950	(*)

Total current liabilities	12,666	8,129

LONG-TERM LIABILITIES
Long-term liability for future earn-out	1,477	3,359	(*)
Accrued severance pay	425	399

Total long-term liabilities	1,902	3,758

SHAREHOLDERS' EQUITY:
Ordinary shares	937	904
Additional paid-in capital	58,210	55,530
Accumulated deficit	(30,841)	(37,042)

Total shareholders' equity	28,306	19,392

	42,874	31,279

(*) Retroactive Application

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SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2014	2013
Revenues	29,703	8,822
Cost of revenues	7,301	1,896
Gross profit	22,402	6,926

Operating expenses:
Research and development	3,359	564
Selling and marketing	7,036	3,158
General and administrative	2,773	1,183
Other expenses	1,225	507
Total operating expenses	14,393	5,412

Operating income	8,009	1,514

Financial expenses, net	(133)	(156)

Income before income tax	7,876	1,358
Income tax benefit (expense)	(1,675)	5,108

Net income	6,201	6,466

Net earnings per share:
Basic	$0.46	$0.71
Diluted	$0.45	$0.70

Weighted average number of ordinary shares used in computing basic earnings per share	13,560,490	9,107,130
Weighted average number of ordinary shares used in computing diluted earnings per share	13,662,151	9,194,865

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SUPERCOM LTD.

QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	Three months Ended
	December 31	December 31
	2014	2013

REVENUES	8,235	2,905
COST OF REVENUES	2,413	1,001

GROSS PROFIT	5,822	1,904

OPERATING EXPENSES:
Research and development	608	93
Selling and marketing	2,155	999
General and administrative	1,248	443
Other expenses	1,087	507

Total operating expenses	5,098	2,042

OPERATING (LOSS) INCOME	724	(138)

FINANCIAL (INCOME) EXPENSES, NET	(18)	69

INCOME(LOSS) BEFORE INCOME TAX	742	(207)
INCOME TAX (BENEFIT) EXPENSE	1,675	(1,060)

NET INCOME (LOSS) FOR THE PERIOD	(933)	853

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SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Three months Ended
	December 31	December 31
	2014	2013

GAAP gross profit	5,822	1,904
Amortization of Software and IP	(111)	-

Non-GAAP gross profit	5,711	1,904

GAAP operating (loss) income	724	(138)
Other expense for doubtful debt of a 2009 project implementation	1,087	358
Amortization of Software and IP	(111)	-
Amortization of Customer Contracts	438	-
Non-GAAP operating income	2,138	220

GAAP net (loss) income	(933)	853
Other expense for doubtful debt of a 2009 project implementation	1,087	358
Amortization of Software and IP	(111)	-
Amortization of Customer Contracts	438	-
Income tax (benefit) expense	1,675	(1,060)
Non-GAAP net income	2,156	151

Non-GAAP Basic EPS	0.17	0.03

GAAP net (loss) income for the period	(933)	853
Income tax (benefit) expense	1,675	(1,060)
Financial (income) expenses, net	(18)	69
Other expense for doubtful debt of a 2009 project implementation	1,087	358
Depreciation and amortization	526	35
EBITDA *	2,337	255

*	EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization and other unrelated expense.

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SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Year ended December 31,
	2014	2013

GAAP gross profit	22,402	6,926
Amortization of Software and IP	354	-

Non-GAAP gross profit	22,756	6,926

GAAP operating income	8,009	1,514
Other expense for doubtful debt of a 2009 project implementation	1,225	358
Amortization of Software and IP	354	-
Amortization of Customer Contracts	1,158	-

Non-GAAP operating income	10,746	1,872

GAAP net income	6,201	6,466
Other expense for doubtful debt of a 2009 project implementation	1,225	358
Amortization of Software and IP	354	-
Amortization of Customer Contracts	1,158	-
Income tax (benefit) expense	1,675	(5,108)
Non-GAAP net income	10,613	1,716

Non-GAAP Basic EPS	0.81	0.21

GAAP net income for the period	6,201	6,466
Other expense for doubtful debt of a 2009 project implementation	1,225	358
Income tax (benefit) expense	1,675	(5,108)
Financial expenses, net	133	156
Depreciation and amortization	1,788	80
EBITDA *	11,022	1,952

*	EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization and other unrelated expense.

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SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2014	2013

Cash flows from operating activities:
Net income	6,201	6,466

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,615	48
Accrued severance pay	26	163
Stock-based compensation	173	32
Deferred tax	1,854	(5,080)
Capital loss on disposal of property and equipment	1	-
Capital gain on extinguishments of liabilities	-	-
Increase in trade receivables, net	(8,532)	(1,498)
Decrease (increase) in other accounts receivable and prepaid expenses	2,175	(2,779)
Increase in inventories, net	(907)	(84)
Increase (decrease) in trade payables	1,203	(142)
Increase (decrease) in employees and payroll accruals	525	257
Decrease in advances from customer	2,864	-
Increase (decrease ) in accrued expenses and other liabilities	(927)	2,050

Net cash provided by (used in) operating activities	6,271	(567)

Cash flows from investing activities:
Purchase of property and equipment	(544)	(103)
Acquisition of a business entity	-	(8,788)

Decrease in severance pay fund	(31)	(91)
Liability for future earn-out	(1,009)	-
Restricted cash deposits, net	(5,110)	(85)

Net cash provided by (used in) investing activities	(6,694)	(9,067)

Cash flows from financing activities:
Short-term bank credit, net	(1)	(101)
Principle repayment of convertible bonds	-	-
Proceeds from issuance of share capital, net of issuance costs	2,458	12,043
Proceeds from exercise of options and warrants, net	82	140

Net cash (used in) provided by financing activities	2,539	12,082

Increase in cash and cash equivalents	2,116	2,448
Cash and cash equivalents at the beginning of the year	2,673	225

Cash and cash equivalents at the end of the year	4,789	2,673

*	Less than $1.

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SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2014	2013

Supplemental disclosure of cash flows information:

Appendix A:
Acquisition of a business entity consolidated for the first time:

Assets and liabilities of the acquired business, as of date of acquisition:
Working capital (excluding cash and cash equivalents)	-	291
Property and equipment, net	-	28
Intangible assets, net	-	11,048	(*)
Other assets	-	275
Contingent consideration - Short-term	-	(1,950)	(*)
Other liabilities	-	(1,267)
Contingent consideration - Long-term	-	(3,359)	(*)
Goodwill	-	3,722

	-	8,788
Cash paid during the year for:
Interest	-	2
Income taxes, net	5	12

(*) Retroactive Application

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